UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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FORM 8-K

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CURRENT REPORT
Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of report (Date of earliest event reported) May 17, 2016



Winnebago Industries, Inc.

(Exact Name of Registrant as Specified in its Charter)

Iowa	**001-06403**	**42-0802678**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

P.O. Box 152, Forest City, Iowa	**50436**
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code **641-585-3535**

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(Former Name or Former Address, if Changed Since Last Report.)

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Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Winnebago Industries, Inc. ("the Company") is herewith filing a press release issued on May 16, 2016, as Exhibit 99.1, which is included herein. The press release was issued to report the election of Ashis Bhattacharya to the position of Vice President of Strategic Development and Planning effective June 1, 2016. Mr. Bhattacharya is 53 years old. As described in the attached press release, Mr. Bhattacharya previously served in various executive roles as a Vice President at Honeywell for strategy and related areas. Prior to Honeywell, he served as an executive at Moog and Motorola. Mr. Bhattacharya will be eligible to participate in the Company's executive compensation and benefit plans.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description
99.1	Press Release Announcing Ashis Bhattacharya

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WINNEBAGO INDUSTRIES, INC.

Dated: May 16, 2016	By: */s/ Scott C. Folkers*
	Name: Scott C. Folkers
	Title: Vice President, General Counsel & Secretary

 # News Release

Media Contact: Sam Jefson - Public Relations - 641-585-6803 - sjefson@wgo.net
IR Contact: Samantha Dugan - Investor Relations - 641-585-6160 - sdugan@wgo.net

Winnebago Industries Names Ashis Bhattacharya
Vice President of Strategic Planning and Development

Forest City, Iowa, May 16, 2016 - Winnebago Industries, Inc. (NYSE: WGO) has announced the appointment of Ashis Bhattacharya to the position of Vice President of Strategic Planning and Development, effective June 1, 2016.

In the position, Bhattacharya will be responsible for establishing, developing and facilitating strategic planning and new business development processes at Winnebago Industries.

"With Ashis, we will work to create a stronger vision for Winnebago Industries," said Winnebago Industries President and CEO Michael Happe. "We will also improve the robustness and effectiveness of our annual and long-range strategic planning capabilities and be disciplined and thorough in our search to identify and realize new, profitable revenue opportunities."

Bhattacharya joins Winnebago Industries from Honeywell, where he most recently was Vice President, Strategy, Alliances & Internet of Things (IoT) for the Sensing & Productivity Solutions division. Prior to that role, Bhattacharya was Vice President, Global Marketing & Business Development for the Sensing & Control division. Before joining Honeywell, he was employed with Moog, Motorola and Bain & Company in a variety of roles including a role with Moog as Group Vice President - Global Marketing.

Bhattacharya received his MBA from INSEAD, the European Institute of Business Administration in Fontainebleau, France. He also has a graduate diploma in management from the Indian Institute of Management, Kolkata, India, and a BS (Mechanical Engineering) from the University of Poona, Pune, India.

Bhattacharya will be based out of Winnebago's Burnsville, Minnesota office, but will spend a significant amount of time at all of the Company's North American locations and in the market with dealers and end customers.

About Winnebago Industries
Winnebago Industries, Inc., is a leading U.S. manufacturer of recreation vehicles, which are used primarily in leisure travel and outdoor recreation activities. The Company builds quality motorhomes, travel trailers, and fifth wheel products. Winnebago Industries has received the Quality Circle Award from the Recreation Vehicle Dealers Association every year since 1996. The Company's common stock is listed on the New York and Chicago Stock Exchanges and traded under symbol WGO. Options for the Company's common stock are traded on the Chicago Board Options Exchange. For access to Winnebago Industries' investor relations material or to add your name to an automatic email list for Company new releases, visit http://investor.wgo.net.

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